

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 8, 2015

Via E-mail
Mr. Robert F. McCadden
Chief Financial Officer
Pennsylvania Real Estate Investment Trust
200 South Broad Street, 3rd Floor
Philadelphia, PA 19102

Re: **Pennsylvania Real Estate Investment Trust**
       Form 10-K for the fiscal year ended December 31, 2014
       Filed February 23, 2015
       File No. 1-06300

Dear Mr. McCadden:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 56

1.   Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO, specifically addressing your adjustments for extraordinary items (computed in accordance with GAAP) and significant non-recurring events that materially distort the comparative measurement of company performance over time.

2.   We note that your calculation of FFO includes an adjustment for preferred share dividends. Please revise your presentation in future filings to clearly label your FFO measure (e.g., FFO attributable to common shareholders). Also make similar revisions to your future earnings releases filed on Form 8-K, as appropriate.

Reconciliation of GAAP Net Income (Loss) to Non-GAAP Measures, page 58

3.   We note your reconciliations on pages 59 – 60 where you have adjusted the GAAP financial information to allocate your share of revenue and expense from unconsolidated partnerships. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

4.   To the extent that this non-GAAP measure and reconciliation format is presented in future filings, please provide the following additional disclosures:
   - clearly label the "total" column as a non-GAAP measure
   - explain why the current presentation is useful to investors and any limitations to its use
   - explain the process used to derive the amounts reported in the "share of unconsolidated partnerships" column
   - include explicit disclosure that the company does not control the unconsolidated partnerships or have legal claim to the assets, liabilities, revenues or expenses of the unconsolidated partnerships
   - explain the economics of the unconsolidated partnerships to which the company is entitled under the partnership agreements.

Please provide us with your proposed revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities